U.S. SECU[RITIES AND EXCHANGE CO]MMISSION

02006287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52113

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALYSSA LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE, 29th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10151 (Zip Code)

WILLIAM F. HINSON (212) 863-2328

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PRICEWATERHOUSECOOPERS LLP

1177 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10036
(ADDRESS) Number and Street, City, State, Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, William F. Hinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALYSSA LLC, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

YULIYA KASPLER
Notary Public, State of New York
No. 01KA6012959
Qualified in New York County
Commission Expires September 8, 2002

[signature]
Notary Public

On this 14 day of February 2002, before me came William Hinson, to me known to be the individual described in and who executed the foregoing instrument and acknowledged that he executed the same.
State of New York
County of New York

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alyssa LLC

Statement of Financial Condition
as of December 31, 2001


SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
354
WASH, D.C. SECTION



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Managers and Member of
Alyssa LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Alyssa LLC (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2002

Alyssa LLC
Statement of Financial Condition
December 31, 2001

Assets		
Cash	$	65,310
Other assets		14,943
Total assets	$	80,253
Liabilities and Member's Capital		
Liabilities:		
Accrued expenses	$	6,000
Total liabilities		6,000
Member's capital:		
Member's capital		184,382
Accumulated deficit		(110,129)
Total member's capital		74,253
Total liabilities and member's capital	$	80,253

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Alyssa LLC (the "Company"), is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. since April 12, 2000 (commencement of operations). Auda Advisor Associates LLC ("AAA") is the sole member of the Company. The Company offers various kinds of securities only on an agency basis in private placements.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records placement fees and related expenses on trade date. The Company records certain expenses paid on its behalf by AAA as capital contributions. The aggregate amount of these capital contributions was $98,400 for the period ended December 31, 2001.

The fair value of financial assets and liabilities, consisting primarily of receivables and payables relating to prepaid expenses and to accrued expenses, is considered to approximate the carrying value due to the short-term nature of the financial instruments.

3. Related-Party Transactions

The Company has entered into a Service Agreement (the "Agreement") with AAA, whereby AAA has agreed to furnish administrative and other services and to pay certain operating expenses of the Company. In exchange for these services, the Company will pay an administrative service fee of $7,500 monthly.

A commitment to provide financial support to the Company for an indefinite period of time, if needed, has been given by AAA. Such financial support will be sufficient for the Company to maintain capital in excess of the minimum requirement set out in Rule 15c3-1.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that aggregate indebtedness shall not exceed 15 times net capital or $5,000, whichever is greater. As of December 31, 2001, the Company's net capital was $59,310 which exceeded the net capital requirement of $5,000 by $54,310 and its ratio of aggregate indebtedness to net capital was .101 to 1. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(l) thereof because transactions are limited to private placements on an agency basis and no customer funds or securities are held.

5. Concentration

The Company's cash is held at a major financial institution.

6. Income Taxes

The Company is a single member LLC and is not a tax paying entity for Federal and State income tax purposes. Income or loss from the Company's operations is included in the determination of the taxable income of its sole member.